FIRST QUANTUM MINERALS LTD.

02060100

SUPPL

November 18, 2002

SECURITIES AND EXCHANGE COMMISSION
Mail Stop 3-9
450-5th Street N.W.
Washington, D.C.
USA 20549

RECEIVED NOV 27 2002 SEC MAIL PROCESSING WASH. DC SECTION 180

Attention: International Corporate Finance

Dear Sirs/Mesdames:

Re: First Quantum Minerals Ltd. (the "Company") - 12g-82-4461

We enclose the following information to bring our filings up-to-date:

1. Interim Financial Statements for the nine month period ended August 31, 2002.

2. News releases from September 26, 2002 to October 30, 2002– 02-11 through to 02-14.

Thank you for your attention to this matter.

FIRST QUANTUM MINERALS LTD.

Per: Christine Thomson

Christine Thomson
Corporate Administrator

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

HEAD OFFICE:
Suite 450-800 West Pender Street,
Vancouver, British Columbia, Canada V6C 2V6
Telephone: 604 688 6577 Facsimile: 604 688 3818
Toll Free: 1 888 688 6577

Website: www.first-quantum.com
E-mail: info@first-quantum.com

U.K. OFFICE:
1st Floor, Mill House, Mill Bay Lane
Horsham, W. Sussex, RH121SS, UK
Telephone: 44 (0) 1403 273484
Facsimile: 44 (0) 1403 273494

E-mail: clive.newall@first-quantum.com

AUSTRALIAN OFFICE:
MAILING ADDRESS: P.O. Box 1407
West Perth, Western Australia 6872

STREET ADDRESS: Level 1, 24 Outram Street
West Perth, Western Australia 6005
Telephone: (618) 9226-5777 Facsimile: (618) 9226-2522

E-mail: fqm@fqm.com.au

First Quantum Minerals Ltd.
Consolidated Financial Statements
Third Quarter – August 31, 2002
(Unaudited)
(expressed in thousands of U.S. dollars)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at August 31, 2002 and November 30, 2001

(expressed in thousands of U.S. dollars)

	August 31, 2002 $000's (Unaudited)	November 30, 2001 $000's (Audited)
Assets		
Current assets		
Cash and cash equivalents	4,190	9,836
Accounts receivable and prepaid expenses	1,315	13,767
Inventory	10,025	25,904
Deferred financing fees	49	160
	15,579	49,667
Management fees receivable (note 4)	-	2,847
Investments (note 5)	11,808	2,314
Deferred exploration and acquisition costs	442	109
Property, plant and equipment (note 6)	54,949	99,787
	67,199	105,057
	82,778	154,724
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	8,815	29,941
Current portion of provision for retrenchment benefits	-	2,551
Current portion of long-term debt (note 7)	13,428	15,596
	22,243	48,088
Long-term debt	10,606	28,910
Deferred revenue on option contracts	-	850
Future income tax liability (note 3)	3,841	5,064
Provisions for retrenchment, removal and restoration	-	23,144
	36,690	106,056
Non-controlling interest	2,190	2,323
	38,880	108,379
Equity		
Shareholders' equity (note 8)	77,501	77,188
Deficit	(33,603)	(30,843)
	43,898	46,345
	82,778	154,724

Commitment (note 9)

Approved by the Board of Directors

"Martin R. Rowley" Director "G. Clive Newall" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three and nine months ended August 31, 2002 and 2001

(unaudited)
(expressed in thousands U.S. of dollars)

	Three months ended August 31,		Nine months ended August 31,	
	2002	2001	2002	2001
	$	$	$	$
Revenues				
Owned Operations				
Copper	2,781	3,663	9,033	11,997
Acid	3,455	2,744	8,989	7,041
Other	48	294	204	581
Carlisa Related Revenues (note 4)	-	29,006	21,254	85,405
	6,284	35,707	39,480	105,024
Costs and expenses				
Cost of sales	4,543	32,811	36,341	91,440
Depletion and amortization	755	2,897	3,518	8,059
Exploration	137	127	333	299
Foreign exchange loss (gain)	35	(513)	(236)	263
General and administrative	814	545	2,107	1,472
Interest and financing fees on long-term debt	210	2,011	1,583	5,260
	6,494	37,878	43,646	106,793
Earnings (loss) before income taxes, non-controlling interest and equity losses	(210)	(2,171)	(4,166)	(1,769)
Tax expense (Recovery)	191	1,114	(1,144)	876
Non-controlling interest	-	(242)	(240)	(240)
Equity (Earnings) Loss	(7)	46	(22)	136
Net earnings (loss) for the period	(394)	(3,089)	(2,760)	(2,541)
Deficit - Beginning of period	(33,209)	(9,320)	(30,843)	(9,868)
Deficit - End of period	(33,603)	(12,409)	(33,603)	(12,409)
Earnings (loss) per common share				
Basic and Diluted - $ per share (note 7)	(0.01)	(0.08)	(0.06)	(0.07)
Weighted average number of shares outstanding	43,502,385	40,468,632	43,298,588	34,099,430

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three and nine months ended August 31, 2002 and 2001

(unaudited)

(expressed in thousands of U.S. dollars)

	Three months ended August 31,		Nine months ended August 31,	
	2002	2001	2002	2001
Cash flows from operating activities				
Net earnings (loss) for the period	(394)	(3,089)	(2,760)	(2,541)
Items not affecting cash				
Depletion and amortization	755	2,897	3,518	8,059
Amortization of financing fees	37	249	111	981
Equity loss (earnings)	(7)	45	(22)	136
Net recognition of deferred revenue	-	-	(794)	(106)
Accrued interest on ZCCM facility	-	189	406	869
Non-controlling interest	-	(242)	(240)	(240)
Future income tax expense (recovery)	116	1,110	(1,221)	553
	507	1,159	(1,002)	7,711
Change in non-cash operating working capital				
Decrease (increase) in accounts receivable and prepaids	845	(3,926)	(3,529)	(3,561)
Decrease (increase) in inventory	(2,596)	(825)	(4,145)	(7,010)
Increase (decrease) in accounts payable and accrued liabilities	108	2,944	4,146	6,381
	(1,643)	(1,807)	(3,528)	(4,190)
	(1,136)	(648)	(4,530)	3,522
Cash flows from financing activities				
Proceeds from long-term debt	12,352	14,993	19,606	21,923
Repayments of principal on long-term debt	(1,821)	(10,590)	(11,041)	(26,794)
Proceeds from issue of common shares and warrants	155	21,430	313	31,559
	10,686	25,833	8,878	26,688
Cash flows from investing activities				
Net payments to acquire capital assets and investments	(6,712)	(5,484)	(18,142)	(10,354)
Net change in cash attributable to Carlisa dilution	-	-	8,481	-
Payments for deferred exploration costs	(24)	(2,903)	(333)	(2,981)
	(6,736)	(8,387)	(9,994)	(13,335)
(Decrease) Increase in cash and cash equivalents	2,814	16,798	(5,646)	16,876
Cash and cash equivalents - Beginning of period	1,376	2,673	9,836	2,595
Cash and cash equivalents - End of period	4,190	19,471	4,190	19,471

(expressed in thousands of U.S. dollars)

1. Basis of Presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements of First Quantum Minerals ("FQM" or the "Company").

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 2 of these interim consolidated financial statements.

2. Changes in Accounting Method

Principles of Consolidation

From the date of acquisition to February 28, 2002, the Company proportionately consolidated its 49% interest in Carlisa Investment Corp. (Carlisa).

Effective from March 1, 2002 the Company no longer proportionately consolidates this investment, as it no longer has either joint control or the ability to exert significance influence over the investment in Carlisa (refer to note 4). As required under Canadian Generally Accepted Accounting Principles, the Company from March 1, 2002 is cost accounting for this investment.

Reportable Operating Segments

These interim consolidated financial statements differ from the most recent annual consolidated financial statements in respect to the reporting of the segmented information (refer to note 10).

3. Changes in Accounting Estimate

Future Income Taxes at Bwana Mkubwa

As noted in the annual financial statements for the year ended November 30, 2001, the Zambian Government announced that it has reduced the mining tax rate from 35% to 25%. This change in tax rate resulted in a net tax credit being recognised in the Second Quarter of $2.5 million.

In addition, the calculation of the Future Income Tax liability assumes that the Company can maintain its tax losses and taxation base of its assets in U.S. dollars. The Company's subsidiaries have filed their returns on this basis. A number of Zambian companies (including FQM's subsidiaries) are currently in negotiations with the Zambian Revenue Authority (ZRA) to resolve this issue. Management is confident that maintaining the tax records in U.S. dollars is the appropriate treatment and therefore have calculated the tax liability on this basis. As of October, 2002 this issue was still pending with the ZRA.

4. Dilution of Interest in Carlisa

At December 1, 2001, the Company had a 49% joint venture interest in Carlisa which owns 90% of Mopani Copper Mines PLC (Mopani). From December 2001, the Company elected to dilute its interest in Carlisa rather than contribute further equity for the purpose of funding Mopani's ongoing operations. As a result the Company has diluted its interest in Carlisa from 49% to 18.79%.

As a consequence of the election to dilute, the Company agreed in February 2002 to reduce its representation on the Board of Directors at Mopani from three to two. As a result of this reduction in Board representation and the Company's decision to dilute, the Company no longer exercises joint control over Carlisa. From an accounting perspective, it is no longer appropriate to proportionately consolidate its investment. Accordingly the Company now cost accounts for its investment in Carlisa.

Reconciliation of Carlisa Investment

As a result of this change in accounting treatment, the Company no longer consolidates its percentage ownership in Carlisa but records its investment in Carlisa at its effective cost as at March 1, 2002. The cost of this investment is comprised as follows:

	$000's
Proportionately consolidated losses of Mopani: Apr 1, 2000 to Nov 30, 2001	(3,894)
Proportionately consolidated losses of Mopani: Dec 1, 2001 to Feb 28, 2002	(4,554)
Management Fees Receivable (a)	5,582
Initial Cost of Investment (b)	9,938
Working Capital Loan (c)	2,450
Carrying Cost of Carlisa Investment	**9,522**

a) Management fees receivable

As part of the dilution agreement the management fees charged by the Company to Mopani ceased effective 1 December 2001. The outstanding management fees as at that date will remain payable but are not payable until such a time that the working capital loans provided to Mopani by Carlisa and Glencore have been repaid in full. These outstanding management fees effectively represent part of the Company's investment in Carlisa.

As a result of the change in accounting treatment, the Company has accounted for 100% of the management fees due from Mopani. Under the proportionate consolidation method, the Company had previously only recognized 51% of these management fees or $2.8 million as at November 30, 2001.

b) Initial Cost of Investment

Under the original Joint Venture Shareholders Agreement ("JVSA"), the Company's original investment in Carlisa was $9.569 million. This investment was previously eliminated on consolidation. In addition, $0.369 million of costs associated with the Carlisa investment had been capitalised. These costs had previously been recorded as

property, plant and equipment when Carlisa was being equity accounted. During the third quarter these costs were transferred to the cost of the investment as required under Canadian Generally Accepted Accounting Principles.

c) Working Capital Loan

In addition, the Company had previously invested $9.8 million in Carlisa as part of a working capital standby loan provided by Carlisa to Mopani. The Company provided $2.45 million of this amount directly and borrowed the remaining $7.35 million from Glencore, the joint venture partner in Carlisa.

As part of the restructuring of the JVSA with Glencore and dilution of the Company's interest in Carlisa, the $7.35 million borrowed from Glencore was satisfied by including it in the calculation to dilute the Company's interest to 18.79% of Carlisa.

Impact on Statement of Losses and Deficit

As result of proportionately consolidating up to February 28, 2002 the following balances were incorporated into the companies Consolidated Statement of Earnings and Deficit:

	$000's
Income	20,731
Cost of Sales	(24,109)
Gross Margin	**(3,378)**
Other Expenses	(1,416)
Non-Controlling Interest	240
Proportionately consolidated losses	**(4,554)**

5. Investments

	August 31, 2002	**November 30, 2001**
	$000's	**$000's**
Carlisa Investment Corp. (a)	9,522	-
Anvil Mining NL (b)	2,286	2,265
Other	-	49
	11,808	2,314

a) The Company has an 18.8% interest (note 4) in Carlisa that holds a 90% interest in Mopani Copper Mines, in Zambia.

b) The Company has a 16.5% interest in Anvil Mining NL, a public company quoted on the Australian and Berlin Exchanges, which has a development property in the Democratic Republic of Congo (DRC).

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three and nine months ended August 31, 2002 and 2001

(unaudited)

(expressed in thousands of U.S. dollars)

6. Property, Plant and Equipment

			Aug 31, 2002
	Cost $	Accumulated depletion, amortisation and write down $	Net $
Furniture and Office Equipment	440	265	175
Land and Buildings	5,034	1,875	3,159
Mineral Property	33,785	16,217	17,568
Motor Vehicles	1,125	684	441
Plant and Equipment	44,377	23,259	21,118
Plant under Construction	12,488	–	12,488
	97,249	42,300	54,949

			Nov 31, 2001
	Cost $	Accumulated depletion, amortisation and write down $	Net $
Capital Work in Progress	4,424	–	4,424
Furniture and Office Equipment	425	290	135
Land and Buildings	19,333	6,853	12,480
Mineral Property	31,429	15,181	16,248
Motor Vehicles	3,070	1,278	1,792
Plant and Equipment	83,542	21,044	62,498
Plant under Construction	2,210	–	2,210
	144,433	44,646	99,787

7. Long-term Debt

	August 31, 2002	November 30, 2001
	$000's	$000's
KBC loan (a)	8,012	10,500
Standard Chartered Bank (b)	14,856	-
Other	1,166	1,950
Mopani project finance	-	32,056
Total long-term debt	**24,034**	**44,506**
Less: Current portion	13,428	15,596
	10,606	28,910

a) KBC loan

In July 2001, KBC Bank N.V., Global Trade Finance Group (KBC) provided a $14,250,000 term debt facility to the companies wholly owned subsidiary Bwana Mkubwa Mining Limited. The KBC facility is repayable in 19 monthly instalments commencing in July 2001. This facility is secured by the assets and undertakings of Bwana Mkubwa. In January 2002, this facility was increased by $3,750,000 and is now repayable, in monthly instalments, by June 2003.

b) Standard Chartered Bank

On May 23, 2002, Bwana Mkubwa Mining Limited entered into a long-term debt facility with Standard Chartered Bank. This facility was established to provide Bwana Mkubwa funding for the capital cost of the plant expansion that is currently taking place at Bwana Mkubwa to increase the production from 10,000 tonnes of copper cathode per annum to no less than 30,000 tonnes per year.

The facility comprises two elements, a term loan facility up to a maximum of $15 million and a Zambian Kwacha denominated facility of ZMK12,500,000,000 (equivalent to approximately $3 million on drawdown).

These loans are repayable in monthly instalments of the combined equivalent of approximately $500,000 beginning November 30, 2002. As at August 31, 2002 this facility had been drawn down to $14.86 million. The Company has pledged as security the assets and undertakings of Bwana Mkubwa subject to the pre-existing security provided to KBC.

8. Shareholder's Equity

	August 31, 2002	November 30, 2001
Represented by:	$000's	$000's
Common shares	74,106	73,793
Warrants	1,627	2,440
Contributed surplus	1,768	955
	77,501	77,188
Number of shares issued and outstanding	43,506,624	43,486,624

(expressed in thousands of U.S. dollars)

Loss per common share

The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

9. Commitment

In February 2002, the Company agreed to provide a $500,000 unsecured convertible note facility to Anvil Mining NL. The note is for a term of eighteen months at an interest rate of LIBOR plus 2.5%. The note is convertible into Anvil ordinary shares at a price of Australian $0.10 per share with each share issued having an attaching free option exercisable at Australian $0.12 cents each at any time within two years. The convertible note must be redeemed or converted as to one third of its face value within each six month period. Anvil shareholder approval has been obtained to issue the convertible note. This facility has not yet been advanced.

10. Supplemental Cash Flow Information

During the nine months ended August 31, 2002, the Company conducted non-cash operating, financing and investing activities as follows:

	2002 **$**
Movements in non-cash operating working capital	
Accounts receivable	(15,982)
Inventory	(20,024)
Accounts payable	24,541
Management fee receivables	(2,856)
	(14,321)
Non-cash financing activities	
Term debt	31,892
Non-controlling interest	(159)
	31,733
Non-cash investing activities	
Property, plant and equipment acquired	(61,811)
Deferred revenue	57
Provisions	28,727
Investments	9,522
Net Carlisa related inter-company adjustment	6,093
	(17,412)

(expressed in thousands of U.S. dollars)

11. Segmented Information

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Due to the integrated nature of the operations at Bwana Mkubwa and Comisa the Company has changed its method of disclosure in the segmented information to include a consolidated segment of Bwana Mkubwa and Comisa. The Company's four reportable operating segments are three mining operations and corporate administration.

Bwana Mkubwa and Comisa Operations (BCO)

The Bwana Plant and the Comisa Mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation with Bwana Plant processing the ore mined by Comisa. The Bwana Plant in Zambia produces grade A copper cathodes from ore in tailings dumps and from Comisa's Lonshi open pit mine in the DRC plus the Bwana plant manufactures sulphuric acid for use in the copper process and for sale to third parties.

Kansanshi Copper Project (KCP)

Kansanshi is located in the Northwest Province of Zambia, approximately 15 kilometres north of Solwezi. It hosts an open pit mineral resource of 267 millions tonnes grading 1.28% copper and 0.16 grams per tonne of gold. The Company currently anticipates that initial construction including civil engineering and some earthworks could commence late in 2002, with commercial production commencing in early 2004.

Carlisa (CAR)

From 1 April 2000 to 28 February, 2002 the Company proportionately consolidated its investment in Carlisa. From 1 March, 2002 the Company now cost accounts for this investment (refer to note 4) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani Copper Mines which comprises the Mufulira Division and Nkana Division both in Zambia. The Mufulira Division mines, processes, smelts and refines grade A copper cathode directly and on a toll basis. The Nkana Division mines, processes copper and cobalt ores, directly and on a toll basis and directly refines the cobalt ores into finished cobalt products.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, corporate administration, and portions of the Company's financing. It also holds the investment in Anvil Mining NL and Connemara Gold Mine in Zimbabwe which is currently on a care and maintenance basis and was written down in November 2001 to a residual value of $1.2 million.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three and nine months ended August 31, 2002 and 2001

(unaudited)

(expressed in thousands of U.S. dollars)

For the nine months ended August 31, 2002, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	18,022	-	20,628	-	38,650
Interest and other income	55	-	626	149	830
Inter-segment sales (Cost of sales)	148	-	(148)	-	-
Cost of Sales	(12,232)	-	(24,109)	-	(36,341)
Segment gross profit	**5,993**	-	**(3,003)**	**149**	**3,139**
Other Expenses					
Depletion and amortization	2,823	-	693	2	3,518
General and administrative	-	-	-	2,107	2,107
Exploration	-	-	-	333	333
Foreign exchange loss (gain)	(248)	-	-	12	(236)
Interest and financing fees	656	-	723	204	1,583
Segment profit (loss) before the undernoted items	**2,762**	-	**(4,419)**	**(2,509)**	**(4,166)**
Non-controlling interest	-	-	240	-	240
Equity Gain	-	-	-	22	22
Gain on Equity Dilution	-	-	-	-	-
Future income tax recovery (expense)	1,144	-	-	-	1,144
Segment profit (loss)	**3,906**	-	**(4,179)**	**(2,487)**	**(2,760)**
Capital asset additions	17,111	1,599	1,684	97	20,491
Total assets	51,916	13,813	-	17,049	82,778

Definitions:
BCO – Combined operations of Bwana Mkubwa and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa Investment which holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three and nine months ended August 31, 2002 and 2001

(unaudited)

(expressed in thousands of U.S. dollars)

For the nine months ended August 31, 2001, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	19,039	-	83,809	63	102,911
Interest and other income	61	-	207	1,845	2,113
Inter-segment sales (cost of sales)	231	-	(231)	-	-
Cost of sales	(9,910)	-	(81,264)	(266)	(91,440)
Segment gross profit	**9,421**	-	**2,521**	**1,642**	**13,584**
Other Expenses					
Depletion and amortization	5,958	-	2,092	9	8,059
Exploration and write-down	-	-	-	299	299
Foreign exchange loss (gain)	(41)	-	783	(479)	263
General and administrative	-	-	-	1,472	1,472
Interest and financing fees	827	-	2,919	1,514	5,260
Loss (gain) on disposal	-	-	-	-	
Segment profit (loss) before the undernoted items	**2,677**	-	**(3,273)**	**(1,173)**	**(1,769)**
Non-controlling interest	-	-	240	-	(240)
Equity Loss	-	-	-	136	136
Future Income Tax	876	-	-	-	876
Segment profit (loss)	**1,801**	-	**(3,033)**	**(1,309)**	**(2,541)**
Capital asset additions	2,228	11,189	7,602	524	21,543
Total assets	31,604	11,189	93,988	23,397	160,178

Definitions:

BCO – Combined operations of Bwana Mkubwa and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa Investment which holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars)

For the three-month period ended August 31, 2002, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	6,236	-	-	-	6,236
Interest and other income	4	-	-	44	48
Gain on equity dilution	-	-	-	-	-
Cost of sales	(4,543)	-	-	-	(4,543)
Segment gross profit	**1,697**	-	-	**44**	**1,741**
Other Expenses					
Depletion and amortization	754	-	-	1	755
General and administrative	-	-	-	814	814
Exploration	-	-	-	137	137
Foreign exchange loss (gain)	24	-	-	11	35
Loss (gain) on disposal		-	-	-	-
Interest and financing fees	187	-	-	23	210
Segment profit (loss) before the undernoted items	**732**	-	-	**(942)**	**(210)**
Non-controlling interest	-	-	-	-	-
Equity (Earnings) Loss	-	-	-	(7)	(7)
Gain on Equity Dilution	-	-	-	-	-
Future income tax (recovery)	191	-	-	-	191
Segment profit (loss)	**541**	-	-	**(935)**	**(394)**
Capital asset additions	8,426	613	-	68	9,107
Total assets	51,916	13,813	-	17,049	82,778

Definitions:
BCO – Combined operations of Bwana Mkubwa and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa Investment which holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three and nine months ended August 31, 2002 and 2001

(unaudited)
(expressed in thousands of U.S. dollars)

For the three-month period ended August 31, 2001, segmented information is presented as follows:

	BCO $	**KCP** $	**CAR** $	**CDA** $	**Total** $
Revenues from external customers	6,407	-	28,112	63	34,582
Interest and other income	22	-	89	1,014	1,125
Inter-segment sales (cost of sales)	-	-	-	-	-
Cost of sales	(3,452)	-	(29,299)	(60)	(32,811)
Segment gross profit	**2,977**	-	**(1,098)**	**1,017**	**2,896**
Other Expenses					
Depletion and amortization	2,018	-	881	(2)	2,897
Exploration	-	-	-	127	127
Foreign exchange loss (gain)	(36)	-	(218)	(259)	(513)
General and administrative	-	-	-	545	545
Interest and financing fees	203	-	1,387	421	2,011
Segment profit (loss) before the undernoted items	**792**	-	**(3,148)**	**185**	**(2,171)**
Non-controlling interest	-	-	(242)	-	(242)
Equity Loss	-	-	-	46	46
Future Income Tax	280	-	834	-	1,114
Segment profit (loss)	**512**	-	**(3,740)**	**139**	**(3,089)**
Capital asset additions	1,860	11,189	3,427	249	16,725
Total assets	31,604	11,189	93,988	23,397	160,178

Definitions:
BCO – Combined operations of Bwana Mkubwa and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa Investment which holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

.tic Republic of the Congo

antum exploration team discovered the high grade Lonshi deposit (5.1 million tonnes which entered production in September 2001. This deposit is located in the .ion of the Copperbelt from Zambia into the Congo Pedicle, an area that has received ɔn.

.ıtly conducting an aggressive reconnaissance program aimed at seeking extensions to ıd at discovering new deposits. Targets are selected on the basis of satellite imagery ɩgy and structure, with systematic grid soil sampling and follow up RAB drilling. Several ıave been defined, and further results will be announced in due course.

3Sc(Hons), ARSM, Vice President, Exploration of First Quantum Minerals Limited, a than 26 years experience in the mining industry, is the qualified person responsible for the of the work performed.

ɜoard of Directors
Minerals Ltd.

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

ïurther information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
el: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

Third Quarter ended August 31, 2002 compared to third quarter ended August 31, 2001 (expressed in U.S. dollars)

Summary of Financial and Operational Results investment in Carlisa from March 1, 2002. On this basis any comparison between quarters needs to consider

The following discussion and analysis of the Company's results of operations should be read in conjunction with the consolidated financial statements and related notes.

As noted in the Second Quarter, the company diluted its interest in Carlisa to 18.8%. This dilution required the company to change its accounting policy and cost account for its the impact of this significant change in accounting treatment.

The net loss for the third quarter ended August 31, 2002 was $0.39 million (2001: $3.09 million) or $0.01 per share (2001: $0.08 million). The loss before income taxes, non-controlling interest and equity earnings for the third quarter was $0.21 million (2001: $2.17 million) or $0.00 per share (2001: $0.06 per share)

The cash flow from operating activities, before changes in non-cash operating working capital was $0.51 million (2001: $1.16 million) or $0.01 per share (2001: $0.03 per share).

Bwana Mkubwa and Lonshi Operations ("Bwana Mkubwa")

During the third quarter, Bwana Mkubwa produced 1,945 tonnes of copper (2001: 2,488 tonnes) and 34,105 tonnes of sulphuric acid (2001: 28,611 tonnes), of which 24,021 tonnes of sulphuric acid (2001: 17,833 tonnes) was sold externally. The anticipated reduction in copper production was principally caused by the blending of the metallurgically different Lonshi ore with the Bwana Mkubwa tailings.

Partial processing of Lonshi ore commenced in March and much of the second & third quarters were spent optimizing the existing plant to deal with the new ore feed, while at the same time constructing the new SX/EW facilities. Two of the principal challenges during the quarter were with the filtration of the pregnant solution (due to the fine nature of the Lonshi ore) and the creation of CRUD in the SX, due to high soluble silicate in the Lonshi ore. Both of these problems were anticipated and resolved satisfactorily during the third quarter.

Acid sales improved significantly during the third quarter over the second quarter as Konkola Copper Mines ("KCM") increased their off take. For June and July acid production and deliveries were at all-time highs which compensated for the reduced production as a result of the annual maintenance shutdown of the No.2 Acid Plant.

Commissioning of the expanded SX/EW facility commenced in October utilizing Lonshi ore as the exclusive feedstock for operations. With the expansion, Bwana Mkubwa is forecast to have cash costs net of credits of approximately $0.30 per pound which will remain in the lowest cost quartile worldwide. For the full year of 2002, Bwana Mkubwa is budgeted to produce 10,000 tonnes of copper cathode and 138,000 tonnes of sulphuric acid of which 88,000 tonnes of sulphuric acid will be available for sale.

At the Lonshi Mine operations focused on waste stripping during the third quarter. A total of 177,951 tonnes of ore grading 5.59% acid soluble copper and 1,593,720 tonnes of waste were mined during the period. For the nine months ended August 31, 2002, 463,849 tonnes of ore grading 5.57% acid soluble copper and 3,351,616 tonnes of waste have been mined.

Kansanshi Copper Project ("Kansanshi")

A Definitive Feasibility Study is scheduled for completion in the fourth quarter of 2002, which considers all aspects of the development of a new, large scale open pit mine at Kansanshi. First Quantum's objective is to develop an operation that recognizes the changing physical nature of the Kansanshi ore body with depth, and consequently minimize capital expenditures and maximize profitability.

An independent engineering study, completed by GRD MinProc of Australia, envisions that the Kansanshi project will be developed in two phases. Phase One (years 1-11) will focus predominantly on shallow copper oxide and mixed ores. Annual production will average 94,000 tonnes (207 million pounds) of copper and 42,000 ounces of gold. Phase One cash costs have been estimated at $0.35 per pound of copper, net of gold credits. The mineable resource for Phase One is 73 million tonnes grading 1.74% copper and 0.27 gram per tonne gold contained within a global resource of 302 million tonnes grading 1.17% copper and 0.17 gram per tonne gold.

Operations

Revenues, Production and Prices

For the third quarter, revenues were $6.28 million (2001: $35.71 million) and for the nine months ended Aug 31, 2002 revenues were $39.48 million (2001: $105.02 million). Both decreases reflect the change in ownership and accounting treatment at Carlisa. External revenues at Bwana Mkubwa decreased slightly in the third quarter 2002 to $6.24 million (2001: $6.41 million) principally as a result of lower copper production.

The Company's wholly owned copper production was 1,945 tonnes (2001: 2,488 tonnes). Surplus acid production was 24,021 tonnes in the third quarter 2002 (2001:17,833 tonnes). Attributable copper production in the third quarter 2002, including the Company's share of Mopani's copper production, was 7,581 tonnes (2001:10,597 tonnes).

The averaged copper price, before realization charges, for the third quarter of 2002 was $0.69 per pound (2001:$0.67 per pound). The Company currently has no copper hedges in place.

Operating Cost

Cost of sales for the third quarter 2002 was $4.54 million (2001: $32.81 million) as a result of the change in ownership at Carlisa. For the nine months ended August 31, 2002 costs of sales are $36.34 million (2001: $91.44 million).

At Bwana Mkubwa cost of sales for the third quarter 2002 were $4.54 million (2001: $3.45 million) as the result of higher start-up costs attributable to the processing of Lonshi ore. C1 costs were $0.20 per pound

of copper (2001: $0.14 per pound), C3 costs were $0.47 per pound of copper (2001: $0.54 per pound) for the quarter.

For the nine months ended August 31, 2002 cost of sales at Bwana Mkubwa are $12.23 million (2001: $9.91 million).

Gross Profit

For the third quarter 2002, gross profit from operations was $1.74 million (2001: $2.90 million). At Bwana Mkubwa the gross profit for the third quarter 2002 was $1.70 million (2001: $2.98 million) reflecting reduced copper production as the result of the introduction of Lonshi ore into the existing SX/EW facility.

For nine months ended August 30, 2002 gross profit was $3.14 million (2001: $13.58 million).

Other Costs and Expenses

Other costs and expenses including depletion and amortization, corporate general and administrative, exploration and write offs, foreign exchange gain, and interest and financing fees were $1.95 million in the third quarter 2002 compared to $5.07 million in 2001, principally as a result of the change in accounting treatment at Carlisa.

Earnings (loss) Before Income Taxes, Non-Controlling Interests and Equity Earnings

For the third quarter, the loss before income taxes, non-controlling interest and equity earnings was $0.21 million (2001: $2.17 million). For the nine months ended August 31, 2002 the loss is $4.17 million (2001: $1.77 million).

Net Earnings (loss)

For the third quarter, net losses were $0.39 million (2001: $3.09 million). For the nine months ended August 30, 2002 the loss is $2.76 million (2001: $2.54 million).

Financial Position and Liquidity

Cash Flow from Operating Activities

Cash flow from operating activities in the third quarter 2002, before changes in non-cash operating working capital was $0.51 million (2001: $1.16 million) or $0.01 per share (2001: $0.03 per share).

Cash Flow from Financing Activities

Financing activities in the third quarter 2002 generated $10.69 million (2001: $25.83 million) which included $12.35 million from proceeds of long term debt, offset by $1.82 million in repayment of principal on long term debt.

Cash Flow from Investing Activities

Cash flow from investing activities required $9.04 million in the third quarter 2002 (2001: $8.39 million) Capital requirements $9.04 million (2001: $5.48 million) were slightly higher in the third quarter 2002 due to capital expenditures associated with the expansion at Bwana Mkubwa.

Cash Resources and Liquidity

At August 31, 2002 the Company had a working capital deficit of $6.66 million compared to a $1.58 million surplus at August 31, 2001. As at August 31, 2002, the Company had cash on hand of $4.19 million and undrawn credit facilities of $3.1 million.

Investments

Carlisa Investment Corp.

As noted in the second quarter, the Company elected to dilute its interest in Carlisa which owns 90% of Mopani Copper Mines. By the end of the second quarter this interest had reduced from 49% to 18.8% reducing its effective interest in Mopani to 16.9%. The Company is not obligated to make any further capital contributions to Carlisa. Mopani's focus on cost cutting activities and improving productivity in an effort to reach a positive cash flow position in 2002 is having a positive effect as a reflected by the third quarter operating statistics.

For the third quarter, total copper production at Mopani was 33,352 tonnes (2001: 21,627 tonnes), total cobalt production was 404 tonnes (2001: 456 tonnes). On an attributable basis the Company's share of Mopani's production in the third quarter 2002 was 5,636 tonnes copper (2001:10,597 tonnes copper) and 68 tonnes cobalt (2001:223 tonnes cobalt).

Anvil Mining NL

First Quantum holds a 16.5% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges.

Anvil is developing the Dikulushi deposit in the DRC which hosts an independently audited resource report (at a 2% Cu cut-off) of 1.94 million tonnes grading 8.58% copper and 266 grams per tonne silver, 85% of which is in the measured and indicated categories. On September 17, 2002 Anvil announced that commissioning of Stage 1 of the Dikulushi Project had commenced. Stage 1 consists of an open pit mining operation and Heavy Media Separation processing of the ore to produce 40,000 tonnes per year of high grade concentrates which are expected to average 40% copper and 1,200 grams per tonne silver, or 14,000 tonnes of copper and 1.1 million ounces of silver production per year.

Subsequent to the quarter end, Anvil has announced that the first 120 tonnes of concentrates have been delivered to the Ongopole Smelter in Namibia

Outlook

At Bwana Mkubwa the valuable experience gained from the initial processing of high grade Lonshi ore during the second and third quarters will result in higher copper production during the remainder of 2002. Commissioning of the expansion at Bwana Mkubwa was commenced in October, 2002. During the remainder of the fourth quarter, fine-tuning and optimization of the leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place with the aim of reaching an annualized rate of 30,000 tonnes of copper cathode by the first quarter of 2003.

Exploration drilling to test both the strike extension and down dip extension of the Lonshi orebody has proven very encouraging, Geologic interpretation of drilling conducted to date indicates that the host formations for copper mineralization at Lonshi extend at least 500 meters to the southwest of the existing ore body. A revised resource statement at Lonshi is anticipated in the fourth quarter.

With the nearing completion of the GRD Minproc Engineering Feasibility Study at Kansanshi, the Company is in the process of mandating an international banking group to arrange the debt component required for the development of Kansanshi.

The company has changed its year end from November 30 to December 31, thus for the 2002 financial year the company will report a thirteen month period from December 1, 2001 to December 31, 2002.

Footnote 1: Effective March 1, 2002 the Company has adapted Brook Hunts international standards for defining mine cost categories including: C1 as cash operating costs, including mining, processing, site administration and refining, net of by-product credits and C3 as total production costs including depreciation and amortization charges, royalties, related head office costs, interest costs and finance charges

NEWS RELEASE

02-11

September 26, 2002

www.first-quantum.com

FIRST QUANTUM
MINERALS LTD.

FIRST QUANTUM BEGINS COMMISSIONING OF EXPANSION AT BWANA MKUBWA SX/EW FACILITY

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce that commissioning of the Phase Two expansion has begun at the Bwana Mkubwa SX/EW facility in Zambia. Phase Two construction expanded the leach, filtration, solvent extraction and electrowinning facilities to a minimum production capacity of 30,000 tonnes (66 million pounds) of LME "A" grade copper cathode per year from the current 10,000 tonnes (22 million pounds) LME "A" grade copper cathode per year.

First fill of reagents is underway and "wet" circuit testing will begin shortly. During the remainder of the Fourth Quarter, fine-tuning and optimization of the leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place with the aim of reaching an annual production rate of 30,000 tonnes of copper cathode during the First Quarter of 2003.

"With the bulk of mechanical construction complete, we will focus our efforts on producing copper cathode. While there are always inherent gremlins to work out during the commissioning process, we gained valuable experience from processing high grade Lonshi ore during the Second and Third Quarters from which we will benefit as we move forward." commented Philip Pascall, Chairman, First Quantum Minerals.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

02-12

October 7, 2002

www.first-quantum.com

FIRST QUANTUM UPDATES EXPLORATION ACTIVITIES

-EIGHT KILOMETER LONG COPPER-COBALT TARGET IDENTIFIED AT MWINILUNGA, ZAMBIA-

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to provide an update of its exploration activities in the Copperbelt of Zambia and the Democratic Republic of the Congo. An aggressive grassroots program for new major copper deposits is underway on wholly owned properties in both countries, and in joint venture with BHP Billiton in Zambia.

BHP Billiton Joint Venture, Zambia

BHP Billiton (BHPB) is farming into the First Quantum Mwinilunga and Luamata prospecting licenses (the "Projects"), which cover over 8,500 square kilometers of highly prospective geology in Northwest Zambia.

Under the terms of the Joint Venture Agreement announced last year, BHPB completed a private placement in First Quantum for 222,222 common shares at a price of Cdn. $4.50 per share. A minimum of US $600,000 from the proceeds of this private placement is being used for further exploration on the Projects.

To date, in excess of $400,000 of the private placement proceeds have been spent on data compilation, soil sampling and reconnaissance drilling. The objective of the exploration program is to locate world class Copperbelt type copper deposits within the southwestwards continuation of the Copperbelt into Zambia from the Congo which are largely covered by Kalahari sands of variable thickness. The deposits sought are typically sheet-like, frequently associated with major folds with strike and down dip dimensions being kilometric in scale.

Target areas were selected on the basis of favorable geology and structure as defined by mapping, airborne geophysics, and stream sediment geochemistry. Conventional soil sampling is being utilized in areas of shallow cover, while "base of cover" sampling using Rotary Air Blast (RAB) drilling is being employed in the more thickly covered areas. Results have been very encouraging; with a several areas of anomalous copper geochemistry outlined in areas of thin cover.

One of these anomalies, Musangila, comprises an 8 kilometer long, > 100ppm copper soil anomaly, interpreted to lie on the limb of a major fold structure. Initial RAB drilling, on wide spaced lines, has intersected strongly anomalous copper and cobalt values towards the base of Kalahari cover, which is 5 to 50 metres thick. Copper mineralisation (peak 1.32% copper), is present as malachite and chrysocolla clasts within Kalahari clay, and in quartzite clasts with interstitial disseminations of malachite. High cobalt values, (peak 2.01% cobalt), are associated with black wad, and gossanous fragments with vuggy quartz clasts present towards the base of the cover sequence in most of the holes drilled into the peak of the anomalies. Follow up core hole drilling is planned to locate the bedrock source of this mineralization.

Congo Pedicle, Democratic Republic of the Congo

In late 2000, the First Quantum exploration team discovered the high grade Lonshi deposit (5.1 million tonnes grading 5.75% copper) which entered production in September 2001. This deposit is located in the southeastward continuation of the Copperbelt from Zambia into the Congo Pedicle, an area that has received very little prior exploration..

First Quantum is currently conducting an aggressive reconnaissance program aimed at seeking extensions to the Lonshi deposit, and at discovering new deposits. Targets are selected on the basis of satellite imagery interpretation of geology and structure, with systematic grid soil sampling and follow up RAB drilling. Several attractive anomalies have been defined, and further results will be announced in due course.

Alan J. Stephens, BSc(Hons), ARSM, Vice President, Exploration of First Quantum Minerals Limited, a geologist with more than 26 years experience in the mining industry, is the qualified person responsible for the design and conduct of the work performed.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

NEWS RELEASE

02-13

October 22, 2002

www.first-quantum.com

FIRST QUANTUM
MINERALS LTD.

FIRST QUANTUM'S STATEMENT REGARDING UNITED NATIONS REPORT NO. S/2002/1146

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") issued the following statement in reference to the recently published United Nations Report No. S/2002/1146.

"With reference to the comments relating to First Quantum Minerals Ltd. contained within the United Nations Report No. S/2002/1146 ("Report"), First Quantum would like to point out that the information contained within the Report is factually incorrect and that all allegations included or implied within the Report are categorically refuted. Furthermore, the Company is concerned that the United Nations would publish such baseless allegations before substantiating the facts with First Quantum representatives. First Quantum intends to pursue, by all means available, a full retraction of the allegations contained within the Report" stated Philip Pascall, Chairman and CEO of First Quantum Minerals Ltd.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

NEWS RELEASE

FIRST QUANTUM
MINERALS LTD.

02-14
October 30, 2002
www.first-quantum.com

FIRST QUANTUM REPORTS THIRD QUARTER RESULTS

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce financial results for the three and nine months ended August 31, 2002.

Highlights

- Bwana Mkubwa copper production of 1,945 tonnes (4.3 million pounds) and attributable copper production of 7,581 tonnes (16.7 million pounds) during the third quarter.
- Cash flow of $0.51 million or $0.01 per share; Net loss of $0.39 million or $0.01 per share during the third quarter.
- The combined Bwana Mkubwa operations contributed a gross profit of $1.70 million during the third quarter.
- The continuing expansion of the Bwana Mkubwa SX/EW facility; commissioning began in October treating 100% Lonshi ore; copper cathode production during the September 1 to October 29 period totaled 2,171 tonnes as the ramp-up accelerates to 30,000 tonnes copper cathode per annum.
- GRD Minproc Engineering Study for Phase One (Years 1-11) development at the Kansanshi copper-gold deposit indicates average annual copper production of 94,000 tonnes (207 million pounds) at a life of mine average cash cost of $0.35 per pound.
- Exploration at Mwinilunga property, Zambia identifies eight kilometer long copper-cobalt anomaly.

Financial Results (see attached financial statements)

As noted in the Second Quarter, the company diluted its interest in Carlisa to 18.8%. This dilution required the company to change its accounting policy and cost account for its investment in Carlisa from March 1, 2002. On this basis any comparison between quarters needs to consider the impact of this significant change in accounting treatment.

For the third quarter, revenues were $6.28 million (2001: $35.71 million). External revenues at Bwana Mkubwa decreased slightly in the third quarter 2002 to $6.24 million (2001: $6.41 million) principally as a result of lower copper production. At the combined Bwana Mkubwa operations the gross profit for the third quarter of 2002 was $1.70 million (2001: $2.98 million) reflecting reduced copper production as the result of the transition from the processing of tailings to Lonshi ore.

Cash flow from operating activities, before changes in non-cash operating working capital was $0.51 million (2001: $1.16 million) or $0.01 per share (2001: $0.03 per share). The net loss for the third quarter ended August 31, 2002 was $0.39 million (2001: $3.09 million) or $0.01 per share (2001: $0.08 per share).

The averaged copper price, before realization charges, for the third quarter of 2002 was $0.69 per pound (2001:$0.67 per pound). The Company currently has no copper hedges in place.

For the nine months ended August 31, 2002 revenues were $39.48 million (2001: $105.02 million). Gross profit was $3.14 million (2001: $13.58 million). At the combined Bwana Mkubwa operations the gross profit for the third quarter 2002 was $5.99 million (2001: $9.42 million). Cash flow from operating activities, before changes in non-cash operating working capital was [$1.00 million] (2001: $7.71 million) or [$0.02] per share (2001: $0.23 per share). The net loss for the period was $2.76 million (2001: $2.54 million) or $0.06 per share (2001: $0.07 per share).

Operations Review (see attached tables)

In the third quarter in 2002, attributable copper production was 7,581 tonnes (Q3 2001: 13,086), and attributable cobalt production was 68 tonnes (Q3 2001: 223). Surplus acid production was 24,021 tonnes (Q3 2001: 17,833).

For the first nine months, attributable copper production was 23,395 tonnes (2001: 37,295) attributable cobalt production was 342 tonnes (2001: 627). Surplus acid production was 60,529 tonnes (2001: 46,522).

The decrease in copper and cobalt production results from the reduction in the Company's effective interest in Carlisa.

At the combined Bwana Mkubwa operations cost of sales for the third quarter 2002 were $4.54 million (2001: $3.45 million) as the result of higher start-up costs attributable to the processing of Lonshi ore. C1 costs were $0.20 per pound of copper (2001: $0.14), C3 costs were $0.47 per pound of copper (2001: $0.54) for the quarter.

For the nine months ended August 31, 2002 the cost of sales at the combined Bwana Mkubwa operations was $12.23 million (2001: $9.91 million). C1 costs were $0.19 per pound of copper (2001: $0.18 per pound), C3 costs were $0.37 per pound of copper (2001: $0.61 per pound) for the quarter.

Bwana Mkubwa and Lonshi Copper Mine ("Bwana Mkubwa") (100%)

During the third quarter, Bwana Mkubwa produced 1,945 tonnes of copper (2001: 2,488) and 34,105 tonnes of sulphuric acid (2001: 28,611), of which 24,021 tonnes of sulphuric acid (2001: 17,833) was sold externally. The anticipated reduction in copper production was principally caused by the blending of the metallurgically different Lonshi ore with the existing Bwana Mkubwa tailings.

Partial processing of Lonshi ore commenced in March and much of the second & third quarters were spent optimizing the existing plant to deal with the new ore feed, while at the same time constructing the new SX/EW facilities. Two of the principal challenges were the filtration of the pregnant solution (due to the fine nature of the Lonshi ore) and the creation of CRUD in the solvent extraction, due to high soluble silicate in the Lonshi ore. Both of these problems were anticipated and resolved satisfactorily during the third quarter.

Acid sales improved significantly during the third quarter over the second quarter as Konkola Copper Mines increased their purchases. For June and July acid production and deliveries were at all-time highs which compensated for reduced production resulting from the annual maintenance shutdown of the No.2 Acid Plant.

Commissioning of the expanded SX/EW facility commenced in October utilizing Lonshi ore as the exclusive feedstock for operations. With the expansion, Bwana Mkubwa is forecast to have cash costs net of credits of approximately $0.30 per pound which will remain in lowest cost quartile worldwide. For the full year of 2002, Bwana Mkubwa is budgeted to produce 10,000 tonnes of copper cathode and 138,000 tonnes of sulphuric acid of which 88,000 tonnes of sulphuric acid will be available for sale.

At the Lonshi Mine operations focused on waste stripping during the third quarter. A total of 177,951 tonnes of ore grading 5.59% acid soluble copper and 1,593,720 tonnes of waste were mined during the period. For the nine months ended August 31, 2002, 463,849 tonnes of ore grading 5.57% acid soluble copper and 3,351,616 tonnes of waste have been mined.

Lonshi Mine Summary

	First Quarter (Dec-Feb)	Second Quarter (Mar-May)	Third Quarter (Jun-Aug)	Total (Dec-Aug)
Ore Mined (tonnes)	28,355	257,543	177,951	463,849
Waste Mined (tonnes)	675,525	1,082,371	1,593,720	3,351,616
Total Copper Grade (%)	7.16	6.10	6.33	6.25
Acid Soluble Copper Grade (%)	6.37	5.46	5.59	5.57
Contained Total Copper (tonnes)	2,030	15,711	11,274	29,015
Contained Acid Soluble Copper (tonnes)	1,806	14,063	9,944	25,813

As of September 30, 2002 approximately 706,171 tonnes of ore grading 5.64% total copper containing 39,828 tonnes of copper had been stockpiled for future processing.

Lonshi Stockpile at September 30, 2002

	Total
Ore (tonnes)	706,171
Total Copper Grade (%)	5.64
Acid Soluble Copper Grade (%)	5.07
Contained Total Copper (tonnes)	39,828
Contained Acid Soluble Copper (tonnes)	35,803

Kansanshi Copper Deposit ("Kansanshi") (80%)

A Definitive Feasibility Study is scheduled to be completed in the fourth quarter of 2002, which will consider all aspects of the development of a new, large scale open pit mine at Kansanshi. First Quantum's objective is to develop an operation that recognizes the changing physical nature of the Kansanshi ore body with depth, and consequently minimize capital expenditures and maximize profitability.

An independent engineering study, completed by GRD MinProc of Australia, envisions that the Kansanshi project will be developed in two phases. Phase One (years 1-11) will focus predominantly on shallow copper oxide and mixed ores. Annual production will average 94,000 tonnes (207 million pounds) of copper and 42,000 ounces of gold. Phase One cash costs have been estimated at $0.35 per pound of copper, net of gold credits. The mineable resource for Phase One is 73 million tonnes grading 1.74% copper and 0.27 gram per tonne gold contained within a global resource of 302 million tonnes grading 1.17% copper and 0.17 gram per tonne gold.

Exploration

A comprehensive grassroots program for new major copper deposits is underway on wholly owned properties in Zambia and the Democratic Republic of the Congo (DRC), and in joint venture with BHP Billiton in Zambia.

At the Mwinilunga joint venture with BHP Billiton the Musangila target, contains an 8 kilometer long, > 100 parts per million copper soil anomaly, interpreted to lie on the limb of a major fold structure. Initial rotary air blast drilling, on wide spaced lines, has intersected strongly anomalous copper and cobalt values towards the base of Kalahari cover, which is 5 to 50 metres thick. Copper mineralisation (peak 1.32% copper), is present as malachite and chrysocolla clasts within Kalahari clay, and in quartzite clasts with interstitial disseminations of malachite. High cobalt values, (peak 2.01% cobalt), are associated with black wad, and gossanous fragments with vuggy quartz clasts present towards the base of the cover sequence in most of the holes drilled into the peak of the anomalies. Follow up core hole drilling is planned to locate the bedrock source of this mineralization.

In the southeastward continuation of the Copperbelt from Zambia into the Congo Pedicle, an area that has received very little prior exploration, a reconnaissance program aimed at seeking extensions to the Lonshi deposit, and at discovering new deposits is being carried out. Targets are selected on the basis of satellite imagery interpretation of geology and structure, with systematic grid soil sampling and follow up RAB drilling. Several attractive anomalies have been defined, and further results will be announced in due course.

Investments

Carlisa Investment Corp.

As noted in the second quarter, the Company elected to dilute its interest in Carlisa which owns 90% of Mopani Copper Mines. By the end of the second quarter this interest had reduced from 49% to 18.8% reducing its effective interest in Mopani to 16.9%. The Company is not obligated to make any further capital contributions to Carlisa. Mopani's focus on cost cutting activities and improving productivity in an effort to reach a positive cash flow position in 2002 is having a positive effect as a reflected by the third quarter operating statistics.

For the third quarter, total copper production at Mopani was 33,352 tonnes (2001: 21,627), total cobalt production was 404 tonnes (2001: 456). On an attributable basis the Company's share of Mopani's production in the third quarter 2002 was 5,636 tonnes copper (2001: 7,386) and 68 tonnes cobalt (2001: 96).

Anvil Mining NL

First Quantum holds a 16.5% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges.

Anvil is developing the Dikulushi deposit in the DRC which hosts an independently audited resource (at a 2% Cu cut-off) of 1.94 million tonnes grading 8.58% copper and 266 grams per tonne silver, 85% of which is in the measured and indicated categories. On September 17, 2002 Anvil announced that commissioning of Stage 1 of the Dikulushi Project had commenced. Stage 1 consists of an open pit mining operation and Heavy Media Separation processing of the ore to produce 40,000 tonnes per year of high grade concentrates which are expected to average 40% copper and 1,200 grams per tonne silver, or 14,000 tonnes of copper and 1.1 million ounces of silver production per year.

Subsequent to the quarter end, Anvil has announced that the first 120 tonnes of concentrates have been delivered to the Ongopole Smelter in Namibia

Outlook

At Bwana Mkubwa the valuable experience gained from the partial processing of high grade Lonshi ore during the second and third quarters should result in higher copper production during the remainder of 2002. Commissioning of the expansion at Bwana Mkubwa began in October, 2002. During the first 29 days of October, Bwana Mkubwa produced 1,355 tonnes of copper cathode. The remainder of the fourth quarter will be focused on final mechanical completion, fine-tuning and optimization of the leach, filtration, solvent extraction, and electrowinning facilities with the aim of reaching an annualized rate of 30,000 tonnes of copper cathode by the first quarter of 2003.

Exploration drilling to test both the strike extension and down dip extension of the Lonshi orebody has proven very encouraging, Geologic interpretation of drilling conducted to date indicates that the host formations for copper mineralization at Lonshi extend at least 500 meters to the southwest of the existing ore body. A revised resource statement at Lonshi is anticipated in the fourth quarter.

With the nearing completion of the GRD Minproc Engineering Feasibility Study at Kansanshi, the Company is in the process of mandating an international banking group to arrange the debt component required for the development of Kansanshi.

The company has changed its year end from November 30 to December 31, thus for the 2002 financial year the company will report a thirteen month period from December 1, 2001 to December 31, 2002.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

ATTRIBUTABLE PRODUCTION SUMMARY

For The Three Months and Nine Months Ended August 31, 2002

(All figures in United States dollars)

	2002		2001	
	Third Quarter	**Nine Months**	Third Quarter	Nine Months
Total Attributable Production				
Copper Production (tonnes)	**7,581**	**23,395**	13,086	37,295
C3 (Total) Cost Copper (US$/lb)*	**0.73**	**0.76**	0.91	0.87
C1 (Cash) Cost Copper (US$/lb)*	**0.57**	**0.64**	0.69	0.63
Cobalt Production (tonnes)	**68**	**342**	223	627
Surplus Sulfuric Acid (tonnes)	**24,021**	**60,529**	17,833	46,522
Bwana Mkubwa Mine, Zambia (100%)				
Copper Production (tonnes)	**1,945**	**6,283**	2,488	7,392
Surplus Acid Production (tonnes)	**24,021**	**60,529**	17,833	46,522
C3 (Total) Cost Copper (US$/lb)*	**0.47**	**0.37**	0.54	0.61
C1 (Cash) Cost Copper (US$/lb)*	**0.20**	**0.19**	0.14	0.18
Mopani Copper Mines Plc, Zambia (16.9%)				
Copper Production (tonnes)	**5,636**	**17,112**	7,386	7,427
Cobalt Production (tonnes)	**68**	**342**	96	156
C3 (Total) Cost Copper (US$/lb)*	**0.82**	**0.90**	0.82	0.76
C1 (Cash) Cost Copper (US$/lb)*	**0.70**	**0.80**	0.65	0.64

Note: * First Quantum has adopted Brook Hunt definitions for mine cost categories:

C1 – costs are operating costs, including mining, processing, site administration and refining; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

** represents First Quantum's share of Mopani's production in the First Quarter (37%), Second Quarter of 2002 (23%) and Third Quarter of 2002 (16.9%) and 49% share of Mopani's production in 2001.

Operation Statistics By Quarter – 2002

(All figures in United States dollars)

Bwana Mkubwa Mine, Zambia
Copper & Acid Production

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Tailings Ore Processed – (tonnes)	431,840	307,900	225,585	-	965,325
Tailings Copper Grade – (%)	0.66	0.68	0.74	-	0.69
Tailings Contained Copper - (tonnes)	2,850	2,094	1,669	-	6,613
Lonshi Ore Processed - (tonnes)	-	37,300	31,103	-	68,403
Lonshi Copper Grade – (%)	-	4.04	3.85	-	3.95
Lonshi Contained Copper - (tonnes)	-	1,507	1,197	-	2,704
Total Ore Processed – (tonnes)	431,840	345,200	256,688	-	1,033,728
Average Copper Grade – (%)	0.66	1.04	1.12	-	0.90
Total Contained Copper - (tonnes)	2,850	3,601	2,866	-	9,317
Finished Copper Production (tonnes)	2,080	2,258	1,945	-	6,283
C3 (Total) Cost Copper ($/lb)*	0.39	0.58	0.47	-	0.37
C1 (Cash) Cost Copper ($/lb)*	0.11	0.25	0.20	-	0.19
Sulphuric Acid Produced (tonnes)	35,289	27,586	34,105	-	96,980
Sulphuric Acid Sold (tonnes)	21,502	15,006	24,021	-	60,529
Sulphuric Acid Consumed (tonnes)	12,812	13,390	9,586	-	35,788

Mopani Copper Mines Plc, Zambia
Copper & Cobalt Production
(Table represents 100% Mopani production)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Ore Processed (tonnes)	1,388,000	1,346,000	1,356,000	-	4,090,000
Copper Grade (%)	1.77	1.85	2.18	-	1.93
Cobalt Grade (%)	0.12	0.12	0.12	-	0.12
Contained Copper (tonnes)**	24,567	24,901	29,561	-	79,029
Contained Cobalt (tonnes)**	932	862	878	-	2,672
Finished Copper Production (tonnes)**	18,082	23,332	33,352	-	74,766
Cobalt Production (tonnes)**	447	473	404	-	1,324
C3 (Total) Cost Copper ($/lb)*	0.95	0.92	0.82	-	0.88
C1 (Cash) Cost Copper ($/lb)*	0.84	0.87	0.70	-	0.79

Notes:

* First Quantum has adopted Brook Hunt definitions for mine cost categories:

C1 – costs are cash operating costs, including mining, processing, site administration and refining; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

**Variance in metal production figures versus contained metal in ore figures, relate to factors that include inventory of copper in circuit, as well as, metal accounting and delivery allied with tolling contracts. Therefore, metal production and contained metal should not be used to calculate metallurgical recoveries. Total copper recoveries at Nkana and Mufulira are approximately 90% and 92% respectively. Total cobalt recoveries at Nkana are approximately 50%.

Consolidated Balance Sheets
As at August 31, 2002 and November 30, 2001
(expressed in thousands of US dollars)

	August 31, 2002 $000's (Unaudited)	November 30, 2001 $000's (Audited)
Assets		
Current assets		
Cash and cash equivalents	4,190	9,836
Accounts receivable and prepaid expenses	1,315	13,767
Inventory	10,025	25,904
Deferred financing fees	49	160
	15,579	49,667
Management fees receivable (note 4)	-	2,847
Investments (note 5)	11,808	2,314
Deferred exploration and acquisition costs	442	109
Property, plant and equipment (note 6)	54,949	99,787
	67,199	105,057
	82,778	154,724
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	8,815	29,941
Current portion of provision for retrenchment benefits	-	2,551
Current portion of long-term debt (note 7)	13,428	15,596
	22,243	48,088
Long-term debt	10,606	28,910
Deferred revenue on option contracts	-	850
Future income tax liability (note 3)	3,841	5,064
Provisions for retrenchment, removal and restoration	-	23,144
	36,690	106,056
Non-controlling interest	2,190	2,323
	38,880	108,379
Equity		
Shareholders' equity (note 8)	77,501	77,188
Deficit	(33,603)	(30,843)
	43,898	46,345
	82,778	154,724

Commitment (note 9)

Approved by the Board of Directors

"Martin R. Rowley" Director   "G. Clive Newall" Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com.

Consolidated Statements of Earnings and Deficit
For the three and nine months ended August 31, 2002 and 2001
(expressed in thousands of US dollars)

	Three months ended August 31, 2002 $	Three months ended August 31, 2001 $	Nine months ended August 31, 2002 $	Nine months ended August 31, 2001 $
Revenues				
Owned Operations				
Copper	2,781	3,663	9,033	11,997
Acid	3,455	2,744	8,989	7,041
Other	48	294	204	581
Carlisa Related Revenues (note 4)	-	29,006	21,254	85,405
	6,284	35,707	39,480	105,024
Costs and expenses				
Cost of sales	4,543	32,811	36,341	91,440
Depletion and amortization	755	2,897	3,518	8,059
Exploration	137	127	333	299
Foreign exchange loss (gain)	35	(513)	(236)	263
General and administrative	814	545	2,107	1,472
Interest and financing fees on long-term debt	210	2,011	1,583	5,260
	6,494	37,878	43,646	106,793
Earnings (loss) before income taxes, non-controlling interest and equity losses	(210)	(2,171)	(4,166)	(1,769)
Tax expense (Recovery)	191	1,114	(1,144)	876
Non-controlling interest	-	(242)	(240)	(240)
Equity (Earnings) Loss	(7)	46	(22)	136
Net earnings (loss) for the period	(394)	(3,089)	(2,760)	(2,541)
Deficit - Beginning of period	(33,209)	(9,320)	(30,843)	(9,868)
Deficit - End of period	(33,603)	(12,409)	(33,603)	(12,409)
Earnings (loss) per common share				
Basic and Diluted - $ per share (note 7)	(0.01)	(0.08)	(0.06)	(0.07)
Weighted average number of shares outstanding	43,502,385	40,468,632	43,298,588	34,099,430

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows
For the three and nine months ended August 31, 2002 and 2001
(expressed in thousands of US dollars)

	Three months ended August 31, 2002	Three months ended August 31, 2001	Nine months ended August 31, 2002	Nine months ended August 31, 2001
Cash flows from operating activities				
Net earnings (loss) for the period	(394)	(3,089)	(2,760)	(2,541)
Items not affecting cash				
Depletion and amortization	755	2,897	3,518	8,059
Amortization of financing fees	37	249	111	981
Equity loss (earnings)	(7)	45	(22)	136
Net recognition of deferred revenue	-	-	(794)	(106)
Accrued interest on ZCCM facility	-	189	406	869
Non-controlling interest	-	(242)	(240)	(240)
Future income tax expense (recovery)	116	1,110	(1,221)	553
	507	1,159	(1,002)	7,711
Change in non-cash operating working capital				
Decrease (increase) in accounts receivable and prepaids	845	(3,926)	(3,529)	(3,561)
Decrease (increase) in inventory	(2,596)	(825)	(4,145)	(7,010)
Increase (decrease) in accounts payable and accrued liabilities	108	2,944	4,146	6,381
	(1,643)	(1,807)	(3,528)	(4,190)
	(1,136)	(648)	(4,530)	3,522
Cash flows from financing activities				
Proceeds from long-term debt	12,352	14,993	19,606	21,923
Repayments of principal on long-term debt	(1,821)	(10,590)	(11,041)	(26,794)
Proceeds from issue of common shares and warrants	155	21,430	313	31,559
	10,686	25,833	8,878	26,688
Cash flows from investing activities				
Net payments to acquire capital assets and investments	(6,712)	(5,484)	(18,142)	(10,354)
Net change in cash attributable to Carlisa dilution	-	-	8,481	-
Payments for deferred exploration costs	(24)	(2,903)	(333)	(2,981)
	(6,736)	(8,387)	(9,994)	(13,335)
(Decrease) Increase in cash and cash equivalents	2,814	16,798	(5,646)	16,876
Cash and cash equivalents - Beginning of period	1,376	2,673	9,836	2,595
Cash and cash equivalents - End of period	4,190	19,471	4,190	19,471

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com